Exhibit 99.1

Annual and Special Meeting of Holders of
Common Shares of
Talisman Energy Inc.
April 30, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

1(a)	Ballot on the nominees for election as directors:	Outcome of Vote
		For	Withheld

	Douglas D. Baldwin	694,934,139	2,187,940
		99.69%	0.31%
	William R.P. Dalton	690,626,922	6,495,087
		99.07%	0.93%
	Kevin S. Dunne	694,789,282	2,332,797
		99.67%	0.33%
	John A. Manzoni	694,899,999	2,222,080
		99.68%	0.32%
	Lawrence G. Tapp	694,909,856	2,212,223
		99.68%	0.32%
	Stella M. Thompson	691,447,303	5,674,776
		99.19%	0.81%
	John D. Watson	694,822,501	2,299,578
		99.67%	0.33%
	Robert G. Welty	694,957,404	2,164,675
		99.69%	0.31%
	Charles R. Williamson	688,925,638	8,196,441
		98.82%	1.18%
	Charles W. Wilson	694,621,597	2,500,482
		99.64%	0.36%

1(b)	Motion to elect the nominees as directors:	Outcome of Vote
		Carried[1]

2	The appointment of Ernst & Young LLP,	Outcome of Vote
	Chartered Accountants as auditor:	Carried[1]
Special Business

3	Ballot for the Continuation and Amendment	Outcome of Vote
	of the Shareholder Rights Plan:	For	Against
		606,712,290	54,907,876
		91.70%	8.30%
Footnote:
1	Vote conducted by a show of hands.